
TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.


03024924

July 22, 2003

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

7/31

(Enclosure)

cc: Lu Yuan

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

July 22, 2003

A. Announcement of Tsingtao Brewery Company Limited.



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT

According to statements or insinuations made in recent publicity campaigns by certain PRC breweries, some of their competitors have included formaldehyde as an ingredient of their beer products which is harmful to human health. These comments have aroused some press concerns. We wish to make the following statement:

1. We are one of the very few PRC breweries that have implemented the traditional process of twice yeastings in beer production. Such process has a long yeasting cycle, stringent technology and stable beer quality without the need of process additive. We have received ISO 9001 quality management, ISO 14001 environmental management and OHSAS18001 occupational health and safety management certifications. We are the only PRC brewery that has been accredited in terms of such three certifications by Det Norske Veritas (Norway), an international certification authority in Norway. Our duly tested products have been under bulk export to over forty countries and areas such as the US, western Europe and Japan, since the 70's in the last century, fully satisfying the quality standards and requirements for imported food as imposed by those countries.

2. We are the first PRC brewery that has no formaldehyde as an ingredient. We believe that our technology can fully ensure quality of own products. It will prove meaningless for competitors to make such rumours.

3. For protection of our own interests, we reserve the right to initiate legal actions against those competitors and press for making such false insinuative reports on the quality of Tsingtao Beer.

Tsingtao Brewery Company Limited

21 July, 2003